EXHIBIT 21.1

Subsidiaries of Imperva, Inc.

Name of Subsidiary*	Jurisdiction of Incorporation
Imperva Ltd.	Israel
Imperva UK Ltd	United Kingdom
Imperva Italy SRL	Italy
Imperva France SARL	France
Imperva B.V.	The Netherlands
Imperva Singapore Pte. Ltd.	Singapore
Imperva Japan K.K.	Japan
Imperva Australia Pty Ltd	Australia
Incapsula, Inc.	Delaware
Incapsula, Ltd.	Israel
Skyfence Networks Ltd.	Israel

* Each of the registrant’s subsidiaries conducts business under the name listed in this column.